EXHIBIT 99.1

Foremost Clean Energy Reports Multiple Intercepts of Uranium Mineralization from Hatchet Assays

Confirmation of High-Priority Targets for a Follow-Up Drill Program

VANCOUVER, British Columbia, Feb. 20, 2025 (GLOBE NEWSWIRE) --  Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), is pleased to announce positive exploration results from the geochemical assay of drill cores recovered from its 2024 drill program at the Hatchet Lake Uranium Property (“Hatchet”), located in the world-class Athabasca Basin of northern Saskatchewan (Figure 1). These results highlight the prospectivity of two mineralized target areas (Richardson and Tuning Fork) on the Company’s flagship uranium property, and a number of additional compelling targets areas for future drill program(s), which are currently in the planning stage and are expected to be announced shortly.

Highlights:

  Notable uranium intercepts from the Richardson target area in drill hole RL-24-29, with strongly anomalous uranium noted below the unconformity, including:
    0.11% U3O8 (901 ppm U) from 81.2 to 81.4 metres
    0.04% U3O8 (354 ppm U) from 81.4 to 81.9 metres
    0.04% U3O8 (322 ppm U) from 78.3 to 78.6 metres
  Strong geochemical signatures returned, and structural controls confirmed at the Tuning Fork target area:
    Assays from both drill holes completed in 2024 (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). These pathfinder elements are potentially indicative of a hydrothermal system capable of precipitating (depositing) uranium.
    Both drill holes encountered significant structural disruption and hydrothermal alteration (including intense clay alteration, hydrothermal hematite, and a shear zone with graphitic-pyritic faults), which are generally characteristic of uranium deposits in the Athabasca Basin region.

"We are very pleased with the results from the 2024 Hatchet Lake drill program," said Jason Barnard CEO of Foremost Clean Energy. "Discovering high-grade uranium deposits in the Athabasca Basin region is incredibly challenging given the typically small footprint of known uranium deposits. To have encountered notable uranium mineralization at Hatchet in 2024 is a significant differentiator amongst other explorers. Most new entrants into the Saskatchewan uranium exploration sector must invest years and considerable dollars into developing prospective targets for drill testing. Given our unique transaction with Denison, we are starting from a significantly advanced stage, with the ability to report multiple mineralized intercepts and to rapidly advance exploration - building upon the years of prior exploration carried out by Denison on this well situated and prospective property. We are excited to be in the final stages of developing follow up drill programs for Hatchet, which we expect to complete in both the winter and summer drilling season – providing potentially significant news flow for our shareholders for the next several months.

Additionally, we are nearing completion of our extensive efforts to assess and prioritize targets for exploration within the entire portfolio of ten properties that that Foremost has optioned from Denison, some of which are expected to be ready for drill testing during 2025."

Figure 1 Location of Hatchet Lake Property, Northeast Athabasca Basin, Saskatchewan

The 2024 Hatchet Lake Drill Program was completed by Denison Mines Corp. (“Denison”) on the behalf of the Hatchet Lake Joint Venture between Denison and Eros Resources Corp. In 2024, Foremost completed the first stage of an option agreement with Denison whereby it can acquire a portion of Denison’s interest in the Hatchet Lake Joint Venture to a maximum 51% interest in the property (see news release dated October 7, 2024).

Exploration efforts in 2024 included drill testing of high-potential areas identified through previous geophysical surveys and historical drilling.

Richardson Target Area:

At the Richardson target area, RL-24-29 (Figure 2) was designed to test the western strike extension of a conductive trend that passes through an adjacent claim held by Cameco Corp. (“Cameco”), which has seen significant historical exploration. The mineralized intervals reported from the assays of drill cores recovered from RL-24-29, combined with the previously reported radioactivity values, are positive indicators of the presence of a uranium-mineralizing system at the Hatchet Lake Property.

The broader Richardson Trend is situated northeasterly of the interpreted extends of the Laroque Conductive Corridor (See Figure 1), which is host to multiple occurrences of high-grade uranium mineralization, including IsoEnergy’s Hurricane Deposit, which is estimated to contain Indicated Mineral Resources of 48.6M lbs U3O8 from 63,800 tonnes at an average grade of 34.5% U3O8. 1

The company cautions that past results or discoveries on adjacent properties may not necessarily be indicative to the presence of mineralization on the company's properties, including the Hatchet Lake Property.

Figure 2: Location of Hole RL-24-29, Richardson Target Area.

Tuning Fork Target Area:

At the Tuning Fork target area, drill testing focused on conductive anomalies identified by a previously completed electromagnetic (EM) geophysical surveys that were in the vicinity of strongly anomalous geochemical results from previous drilling. Both completed holes (TF-24-11 and TF-24-12) intersected significant structure and alteration indicative of hydrothermal fluid flow, including intense clay alteration and hydrothermal hematite. A reactivated fault zone with locally brecciated graphitic-pyritic faults was intersected approximately 80 metres below the unconformity in drill-hole TF-24-12. The projection of these structures to the unconformity represents an opportunity for future follow-up.

The presence of semi-massive graphite in the ductile shear zone (200-211.5m in TF-24-12), along with elevated boron, copper, nickel, and cobalt, highlights the potential for a future discovery of a uranium deposit associated with this structure.

Additionally, structural measurements from recovered core indicate that the basement structure steepens to the north of historical drill hole TF-15-09 towards TF-24-11 and TF-24-12, which is likely caused by faulting or folding. The combination of a basement hosted shear zone and significant structural disruption in the sandstone (believed to be up-dip of a structure intersected in previous holes), the Tuning Fork area represents a target rich area that warrants follow up exploration.

Figure 3: 2024 Drill Hole locations, Tuning Fork Target Area.

Next Steps:

Based on these positive results, Foremost is developing plans for follow-up drill programs to be completed during the winter and summer exploration seasons. The future programs are expected to include the following objectives:

  Continued drill testing of the Richardson target area: results to date demonstrate anomalous uranium directly below the unconformity. Future drill testing will follow up on mineralization intersected in hole RL-24-29 and investigate the sulphide breccia (Drever, 1983) which intersected 1,160 ppm U, 7.3% Co, 16% As, and 1.6% Ni over 2.5 metres in historical drillhole HT-83-61.
  Follow-up drilling at the Tuning Fork target area: additional drill testing is warranted to further evaluate the potential of the graphitic structure intersected by TF-24-12. Follow up drill testing of the interpreted fold hinge near historical drillhole Q20-1 which intersected anomalous uranium mineralization and strong alteration near the unconformity. Test the structure near TF-24-11 interpreted to steepen basement lithologies and penetrate into the overlying sandstone units.
  Additional target generation:  The Richardson and Tuning Fork conductive trends have multiple intervals with over 300 metres of untested strike length, exploratory drilling is warranted. Investigate the indicated 35 m unconformity offset between HT-125 and HT-126 in the Beta grid area, and the results of the 2015 summer soil sampling/radon program identified several potential drill targets, which require prioritization.

The company cautions that past results or discoveries on adjacent properties may not necessarily be indicative to the presence of mineralization on the company's properties, including Hatchet.

Sampling, Analysis and Data Verification:

Assay sample intervals are generally 20 to 50 centimetres long, with samples selected to characterize intervals of elevated radioactivity and/or indicative alteration. Systematic geochemistry samples are collected every 5 metres down the hole. All assayed core is split in half, with one half retained and the other sent to the Saskatchewan Research Council Geoanalytical Laboratory in Saskatoon for analysis. For results from Hatchet Lake, Denison, as operator, has performed detailed QAQC and data verification of all datasets.

Other Developments:

Foremost would also like to announce that it is partnering with TraderTV (“TraderTV”) to enhance investor communication and market awareness through a comprehensive marketing strategy. Its marketing agreement (the “Agreement”) with Ralota Technologies Inc., (“Ralota”)  located at 60 Wellesley Street West, Toronto, Ontario M5S 3L2, email: marketing@tradertv.live, which produces the show TraderTV, commences on February 20,  2025 for a two-month term.

This strategy includes the dissemination of Foremost news via TraderTV's X (formerly Twitter) account, sponsorship of weekly opening/closing bell ceremonies, priority access to TraderTV's News Desk for breaking news coverage, organic host reads highlighting key talking points, custom on-screen graphics with QR codes, a banner advertisement in TraderTV's watchlist email, and live 10-minute CEO interviews to provide real-time insights into the company's progress and market positioning.

The initial term’s fee is $ 31,350.78 CDN plus applicable taxes in advance and will automatically be renewed in two-month increments at a 10% discount unless terminated by either party upon providing the other party with 14 days’ notice. TraderTV  is arm’s length to the Company and does not currently own any shares of Foremost.

Qualified Person:

Technical information in this news release, on the Hatchet Lake Property, has been reviewed and approved by Jody Dahrouge, P.Geo. of Dahrouge Geological Consulting Ltd. and Foremost’s chief technical advisor, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects. Historical Information in this written disclosure as it pertains to the Beta Grid area have not been verified by the author.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

References

Drever, G. L. (1983). Saskatchewan Mining Development Corporation - Hatchet Lake Project 1983 Exploration Report. Assessment Report, 64L12-0058.

1 1 https://www.isoenergy.ca/featured-project/

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